SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

GRUMA S.A.B. DE C.V.
(Translation of registrant’s name into English)

(Name of Issuer)

Series B Common Shares without par value

(Title of Class of Securities)

400131306

(CUSIP Number)

Juan Antonio de Jesus Gonzalez Moreno

Calzada del Valle

San Pedro Garza Garcia

Nuevo Leon, Mexico

Tel. (52) (81) 8399-3307

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Copy to:

Duane H. Zobrist

PO BOX 4724

Charlottesville, VA 22905

July 1st, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report to acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

SCHEDULE 13D

CUSIP No.: 400131306

(1)	Name of Reporting Person: Juan Antonio de Jesus Gonzalez Moreno

(2)	Check the Appropriate Box if a Member of a Group
	(a)	☒ Technical Committee of the Trusts
	(b)	☐

(3)	SEC Use Only

(4)	Source of Funds: Not applicable

(5)	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization: Mexico

Number of Shares Beneficially Owned by Each Reporting Person With:	(7)	Sole Voting Power: 0

	(8)	Shared Voting Power: 160,010,940 (see Item 5 (a) – (b))

	(9)	Sole Dispositive Power: 0

	(10)	Shared Dispositive Power: 160,010,940 (see Item 5 (a) – (b))

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 160,010,940 (see Item 5 (a) – (b))

(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

(13)	Percent of Class Represented by Amount in Row (11): 36.97%

(14)	Type of Reporting Person: IN

SCHEDULE 13D

CUSIP No.: 400131306

(1)	Name of Reporting Person: Mayra Adela Gonzalez Moreno

(2)	Check the Appropriate Box if a Member of a Group
	(a)	☒ Technical Committee of the Trusts
	(b)	☐

(3)	SEC Use Only

(4)	Source of Funds: Not applicable

(5)	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization: Mexico

Number of Shares Beneficially Owned by Each Reporting Person With:	(7)	Sole Voting Power: 0

	(8)	Shared Voting Power: 160,010,940 (see Item 5 (a) – (b))

	(9)	Sole Dispositive Power: 0

	(10)	Shared Dispositive Power: 160,010,940 (see Item 5 (a) – (b))

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 160,010,940 (see Item 5 (a) – (b))

(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

(13)	Percent of Class Represented by Amount in Row (11): 36.97%

(14)	Type of Reporting Person: IN

SCHEDULE 13D

CUSIP No.: 400131306

(1)	Name of Reporting Person: Graciela Silvia Gonzalez Moreno

(2)	Check the Appropriate Box if a Member of a Group
	(a)	☒ Technical Committee of the Trusts
	(b)	☐

(3)	SEC Use Only

(4)	Source of Funds: Not applicable

(5)	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization: Mexico

Number of Shares Beneficially Owned by Each Reporting Person With:	(7)	Sole Voting Power: 0

	(8)	Shared Voting Power: 160,010,940 (see Item 5 (a) – (b))

	(9)	Sole Dispositive Power: 0

	(10)	Shared Dispositive Power: 160,010,940 (see Item 5 (a) – (b))

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 160,010,940 (see Item 5 (a) – (b))

(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

(13)	Percent of Class Represented by Amount in Row (11): 36.97%

(14)	Type of Reporting Person: IN

Item 1.   Security and Issuer.

This statement relates to the Series B Common Shares, without par value, of Gruma, S.A.B. de C.V., a corporation (sociedad anónima bursatil de capital variable)  (the “Company”) incorporated under the laws of the United Mexican States.  The Series B Common Shares are referred to herein as the “Shares”.

The principal executive offices of the Company are located at Calzada del Valle #407, San Pedro Garza Garcia, Nuevo Leon, México.

Item 2.   Identity and Background.

This Statement is being filed by the members the trust management committee of Trust No. 111559-4 and Trust No. 111570-5 (collectively, the “Trusts”). This filing is the result of the establishment by Ms. Graciela Moreno Hernandez (the “Settlor”) of Trust No. 111559-4 on April 12th, 2013 (as amended and restated on July 1st, 2013), and of Trust No. 111570-5 on July 1st, 2013, upon the Settlor’s receipt and transfer of the Shares described herein, which were previously held in control by Mr. Roberto Gonzalez Barrera until his death on August 25th, 2012 and the subsequent delivery of Shares to Mr. Gonzalez Barrera’s successors and assigns. Upon the amendment and restatement of the Trust No. 111559-4 on July 1st, 2013, the Settlor transferred the beneficial ownership of a portion of the Shares held in Trust No. 111559-4 to her five children.

The Trusts are administered by Banco Nacional de Mexico, S.A., Integrante del Grupo Financiero Banamex (the “Trustee”).

Trust No. 111570-5 holds, directly, 11,400,000 Shares transferred by the Settlor to the Trust for the benefit of the Settlor (a “Trust Beneficiary”). Such Shares represent 2.63% of the Company’s issued and outstanding Shares.

Trust No. 111559-4 holds, directly, 148,610,940 Shares, 50,000,000 of which were transferred by the Settlor to the Trust for the benefit of the Settlor and the other 98,610,940 were transferred by the Settlor to the Trust for the benefit of her five children, Mayra Adela Gonzalez Moreno, Graciela Silva Gonzalez Moreno, Roberto Javier Gonzalez Moreno, Bertha Alicia Gonzalez Moreno, and Juan Antonio de Jesus Gonzalez Moreno (each, a “Trust Beneficiary”) in certain amounts as disclosed in the Trust No. 111559-4. Such Shares represent 34.34% of the Company’s issued and outstanding Shares. A portion of these Shares have been pledged by the Trustee to secure payment obligations of the Settlor under certain borrowings. Upon the Settlor’s death, the beneficial ownership of these 50,000,000 Shares held in Trust No. 111559-4 will be equally distributed among the other five Trust Beneficiaries, who are descendants of the Settlor.

The Trusts were established by the Settlor for a period of 15 years after their date of execution. Pursuant to the terms of the Trusts, a trust management committee (the “Technical Committee”) was formed with full authority to manage each Trust (including the sole right to vote of all Shares held in the Trusts), both while the Settlor is alive and after her death, subject only to the

Settlor’s right to revert in her favor the 61,400,000 Shares of which she is a Trust Beneficiary while she is alive and legally competent and upon the satisfaction of certain conditions. The other Trust Beneficiaries may not revert Shares in their favor.

As of this date, the Technical Committee of Trust No. 111559-4 is composed of the following designated members: Juan Antonio de Jesus Gonzalez Moreno (as chairman), Mayra Adela Gonzalez Moreno and Graciela Silva Gonzalez Moreno (each such member solely in such capacity a “Reporting Person” and collectively the “Reporting Persons”). These individuals are to remain as the only designated members of the Technical Committee of Trust No. 111559-4 during the time that the Settlor is alive. Upon the death of the Settlor, in addition to these three individuals, two other individuals will become designated members of the Technical Committee. After the death of the Settlor, the designated members of the Technical Committee of Trust No. 111559-4 will be Juan Antonio de Jesus Gonzalez Moreno (as chairman), Mayra Adela Gonzalez Moreno, Graciela Silva Gonzalez Moreno, Bertha Alicia Gonzalez Moreno and Roberto Javier Gonzalez Moreno.

As of this date, the Technical Committee of Trust No. 111570-5 is composed of the following designated members: Juan Antonio de Jesus Gonzalez Moreno (as chairman), Mayra Adela Gonzalez Moreno and Graciela Silva Gonzalez Moreno (each such member solely in such capacity a “Reporting Person” and collectively the “Reporting Persons”). These individuals are to remain as the only designated members of the Technical Committee of Trust No. 111570-5 during the time that the Settlor is alive. Upon the death of the Settlor, in addition to these three individuals, one other individual will become a designated member of the Technical Committee. After the death of the Settlor, the designated members of the Technical Committee of Trust No. 111570-5 will be Juan Antonio de Jesus Gonzalez Moreno (as chairman), Mayra Adela Gonzalez Moreno, Graciela Silva Gonzalez Moreno, and Bertha Alicia Gonzalez Moreno.

With respect to the voting of the Shares held in the Trusts, the Technical Committee has sole voting power. With respect to the disposition of the Shares held in the Trusts, the Technical Committee has limited, sole dispositive power, as follows:

•                  Trust beneficiary rights may not be transferred to third parties except to family members, and in certain instances such transfers are subject to rights of first refusal.

•                  Shares may not be sold by the Trustee except in limited circumstances when requested by a Trust Beneficiary with respect to Shares that correspond to such Trust Beneficiary, and authorized by the Technical Committee.

•                  Shares may be pledged by the Trustee to secure obligations of Trust Beneficiaries, but only with respect to Shares that correspond to the relevant Trust Beneficiary and with the authorization of the Technical Committee.

In addition, the Settlor has the right to revert 61,400,000 Shares of which she is a Trust Beneficiary (50,000,000 from Trust No. 111559-4 and 11,400,000 Shares from Trust No. 111570-5), only when those Shares are not securing payment obligations of the Settlor under certain borrowings and when the Trustee is so notified by the Technical Committee. If the Settlor reverts any or all of such 61,400,000 Shares from the Trusts, she will have sole dispositive power with respect to such Shares outside the scope of the Trusts.

The Trust Beneficiaries have beneficial ownership of the Shares held in the Trusts. The Reporting Persons, acting collectively as the Technical Committee, are Trust Beneficiaries with respect to 66,006,564 of Shares held in Trust No. 111559-4.  In addition, all references to the Reporting Persons shall be deemed to be references to the Reporting Persons acting collectively as the Technical Committee and not as individuals.

The business address of Juan Antonio de Jesus Gonzalez Moreno is Calzada del Valle 407 Ote, Colonia del Valle, San Pedro Garza Garcia, Nuevo Leon, Mexico, CP 66220. Mr. Gonzalez’s present principal occupation is business management. Mr. Gonzalez is a citizen of Mexico.

The business address of Mayra Adela Gonzalez Moreno is Calzada del Valle 407 Ote, Colonia del Valle, San Pedro Garza Garcia, Nuevo Leon, Mexico, CP 66220. Ms. Gonzalez, a homemaker, is a citizen of Mexico.

The business address of Graciela Silva Gonzalez Moreno is Calzada del Valle 407 Ote, Colonia del Valle, San Pedro Garza Garcia, Nuevo Leon, Mexico, CP 66220. Ms. Gonzalez, a homemaker, is a citizen of Mexico.

During the last five years, none of the Reporting Persons has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration.

N/A.

Item 4.   Purpose of Transaction.

The purpose of the transaction is to effectuate the Settlor’s estate planning objectives and desire that her legacy be held in trust for fifteen years.

Pursuant to the Trusts, the Technical Committee acquired sole voting power of the Shares held in the Trusts, and limited dispositive power of such Shares, subject only to the Settlor’s right, while she is alive and legally competent, and upon the satisfaction of certain conditions, to revert the 61,400,000 Shares of which she is a Trust Beneficiary, in her favor, including disposing of part or all of such Shares once they have been reverted from the Trusts by the Settlor.

As of the date hereof, the 160,010,940 Shares owned by the Trusts represent 36.97% of the issued and outstanding Shares of the Company.

The Reporting Persons, acting collectively as the Technical Committee, do not have any present plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of the instructions to Item 4 of Schedule 13D.  The Reporting Persons, acting collectively as the Technical Committee, reserve the right to formulate plans or make proposals, and take such action with respect to the Trust’s investment in the Company, including any or all of the items set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D and any other actions, as they may determine.

Item 5.   Interest in Securities of the Issuer.

(a) – (b) Each Reporting Person is one of three members of the Technical Committee, and in such capacity shares, with the other Reporting Persons, voting power over all 160,010,940 Shares held in the Trusts for the benefit of the Trust Beneficiaries, and limited dispositive power over all 160,010,940 Shares held in the Trusts for the benefit of the Trust Beneficiaries.

The Reporting Persons, acting collectively as the Technical Committee, are Trust Beneficiaries with respect to 66,066,564 of the Shares held in Trust No. 111559-4 and may be deemed to have beneficial ownership of the other Shares held in the Trusts for the benefit of the other Trust Beneficiaries for purposes of voting only; however, each individual Reporting Person disclaims any beneficial ownership as an individual over any such other Shares. In addition, all references in this Amendment to the Reporting Persons shall be deemed to be references to the Reporting Persons acting collectively as the Technical Committee and not as individuals.

Based on 432,749,079 Shares issued and outstanding as of the date hereof, the 160,010,940  Shares as to which the Reporting Persons, acting collectively as the Technical Committee of the Trusts, may be deemed to have sole voting and limited dispositive power, represent 36.97% of the issued and outstanding Shares.

(c) Pursuant to the Trust Agreement, the beneficial ownership of the Shares held in the Trusts was acquired by the Trust Beneficiaries, with the Technical Committee having sole voting power and limited dispositive power with respect to such Shares.  Other than these transactions, neither the Trust nor the Reporting Persons, in their capacity as the Technical Committee of the Trust, have effected any transactions in the common stock of the Company during the past 60 days.

(d) While the Settlor is alive, all dividends on the Shares transferred to the Trusts by Settlor are for her benefit and none of the other Trust Beneficiaries will benefit from such dividends. Upon the death of the Settlor, all dividends on the Shares transferred to the Trusts by Settlor will benefit the corresponding and remaining Trust Beneficiaries.

Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Pursuant to the terms of the Trusts, in limited circumstances and with the prior written approval of the Technical Committee, a Trust Beneficiary may instruct the Trustee to sell Shares of which he or she is the beneficial owner. In addition, any Trust Beneficiary may transfer his or her interests in the Trusts at any time to his or her descendants without restrictions, and may transfer his or her interest in the Trusts at any time to other family members subject to a right of first refusal granted to the other Trust Beneficiaries. In this last instance, if any interests remain unsold after the corresponding Trust Beneficiaries exercise their right of first refusal, the transferring beneficiary may not instruct the Trustee to sell the remaining interests to third parties. The Trustee may pledge part of the Shares held in the Trusts to secure obligations of a Trust Beneficiary, only if the Technical Committee authorizes such transaction and then only with respect to part or all of the Shares of which the relevant Trust Beneficiary has beneficial ownership.

Item 7.   Material to be Filed as Exhibits.

7.01                        Reporting Persons note that the referenced Trusts are very lengthy and in Spanish. In the event the Commission requires the filing of the Trusts, Reporting Persons respectfully request permission to submit only duly certified English translations of the Technical Committee’s powers with respect to its powers to vote and/or dispose of Shares.

SIGNATURE

After reasonable inquiry and to the best of our individual knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

July 11th, 2013

MEMBERS OF THE TECHNICAL COMMITTEE of TRUST No. 111559-4 and TRUST No. 111570-5:

/s/Juan Antonio Gonzalez Moreno
By: Juan Antonio Gonzalez Moreno Title: Technical Committee Member

/s/Mayra Adela Gonzalez Moreno
By: Mayra Adela Gonzalez Moreno Title: Technical Committee Member

/s/Graciela Silva Gonzalez Moreno
By: Graciela Silva Gonzalez Moreno Title: Technical Committee Member